1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

April 17, 2014

VIA EDGAR

Christina Fettig

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”)
Combined Information Statement/Prospectus on Form N-14
SEC File No. 333-194341

Dear Ms. Fettig and Mr. Parachkevov:

This letter responds to the comments provided to me on our April 17, 2014 telephone conference, with respect to your review of the combined information statement/prospectus on Form N-14 (the “Combined Information Statement/Prospectus”) relating to the proposed reorganization of the Goldman Sachs Income Strategies Portfolio (the “Acquired Portfolio”) with and into the Goldman Sachs Satellite Strategies Portfolio (the “Surviving Portfolio,” and together with the Acquired Portfolio, the “Portfolios”) (the “Reorganization”). We have reproduced your comment below, followed by our response. Undefined capitalized terms used below have the same meaning as given in the Combined Information Statement/Prospectus.

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley

Washington DC EUROPE Brussels Dublin Frankfurt London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Comment: In the bar charts in the “Portfolios’ Past Performance” section, please use the same share class for each Portfolio.

Response: The Portfolios will incorporate this comment, and the Combined Information Statement/Prospectus that will be sent to shareholders will show the same share class in the bar charts.

*        *        *

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Andrew Murphy, Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.